Mail Stop 3651

      March 17, 2006


Via U.S. Mail

Michael M. McGovern
Merrill Lynch Mortgage Investors, Inc.
250 Vesey Street
4 World Financial Center, 28th Floor
New York, New York 10080

Re:  	Merrill Lynch Mortgage Investors, Inc.
	Registration Statement on Form S-3
Filed February 24, 2006
	File No. 333-130545

Dear Mr. McGovern:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement on Form S-3

Base Prospectus

General

1. We reissue our prior comment 6. Please revise the second bullet point on page ii.

Exhibits

Pooling and Servicing Agreement

2. Refer to Section 3.18.  Please tell us the purpose of paragraph
(a) of this section and when this type of accountant engagement would take place. Also, please tell us the meaning of "Section 302 Requirements." Please note the substitution of another type of accountant`s report will not satisfy the reporting requirements under
Exchange Act Rule 15d-18.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3348.


								Sincerely,



						                        Jennifer G.
Williams
	Special
Counsel



cc:	via facsimile
	Steven J. Molitor
	Dechert LLP
	(215) 655-2777


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Merrill Lynch Mortgage Investors, Inc.
March 17, 2006
Page 1